Exhibit 99.1

Phoenix New Media Announces Plan to Implement ADS Ratio Change

BEIJING, China, May 11, 2022 — Phoenix New Media Limited (“Phoenix New Media,” “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.01 per share, from the current ADS Ratio of one (1) ADS to eight (8) Class A ordinary shares to a new ADS Ratio of one (1) ADS to forty-eight (48) Class A ordinary shares. The Company anticipates that the change in the ADS Ratio will be effective on or about May 21, 2022.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-six reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every six (6) existing ADSs then held for one (1) new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ones. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “FENG.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s Class A ordinary shares underlying the ADSs, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally upon the effectiveness of the ratio change, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than six times the ADS trading price before the change.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, LLC

Robin Yang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com